Exhibit 99.1

COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina
Acting Chief Financial Officer
011-525-55-629-8866

León Ortíz
Treasurer
011-525-55-447-5836

GRUPO TFM BEGINS MOVEMENTS OF LIQUID PETROLEUM GAS
WITH PEMEX INTERNATIONAL

(Mexico City, August 18, 2003) Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. (TFM), operators of Mexico's busiest railway and majority-owned by Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) and Kansas City Southern (NYSE: KSU), announced the transportation of liquid petroleum gas (LPG) for Pemex International (PMI, an affiliate of Petroleos Mexicanos) by TFM tanker cars. The imports began in August from an LPG terminal in Mont Belvieu, Texas, to the PEMEX Cadereyta refinery, just outside of Monterrey, Mexico.

In the first phase of the evergreen contract, TFM will transport one million gallons of LPG per month. Based on market conditions, the volume of LPG moved by TFM's tankers is anticipated to grow up to five times, as other destinations throughout Mexico are added. This contract also substantially reduces PEMEX's imports and distribution costs. The contract forms part of PMI's strategy to integrate infrastructure along the U.S.-Mexico border.

Headquartered in Mexico City, Grupo TFM operates Mexico's busiest railway, which carries over 40 percent of the country's rail cargo. Grupo TFM's controlling interest is owned by Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A) and Kansas City Southern (NYSE: KSU). Grupo TFM's web site is www.tfm.com.mx.

This report contains forward-looking statements regarding the current belief or expectations of the company concerning the company's future financial condition and results of operations. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company's filings with the Securities and Exchange Commission, including the company's most recent Annual Report on Form 20-F.